SONNENSCHEIN NATH & ROSENTHAL LLP
8000 SEARS TOWER
CHICAGO, ILLINOIS 60606

Dennis N. Newman
312.876.8179
dnnewman@sonnenschein.com

September 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, MMI Investments, L.P., a stockholder of NDCHealth Corporation, we are transmitting herewith for filing in EDGAR revised definitive proxy material relating to NDC’s annual meeting, marked, pursuant to Rule 14a-6(h), to show changes from MMI’s previous filing of definitive proxy material on September 14, 2004. These changes reflect a change in the location of NDC’s annual meeting, disclosed in its September 15, 2004 definitive proxy statement filing, as well as a few additional revisions to update information and correct typographical errors.

We are also filing today, as additional soliciting material, forms of two additional letters, the shorter of which is to be used to transmit the revised definitive proxy material to stockholders who previously received the proxy statement dated September 13, 2004, and the longer of which would accompany the revised definitive proxy materials that are sent to stockholders hereafter, regardless of whether they received the September 13, 2004 proxy statement.

The revised definitive proxy material as well as the two letters filed herewith are intended to be released to security holders commencing today.

Very truly yours,

SONNENSCHEIN NATH & ROSENTHAL LLP

/s/ Dennis N. Newman

Dennis N. Newman

Enclosures

cc:	New York Stock Exchange
Filing Desk
20 Broad Street, 17th Floor
New York, New York 10005